June 2009

Pricing Sheet dated June 23, 2009 relating to
Preliminary Terms No. 127 dated June 17, 2009 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
PLUS based on the iShares® MSCI EAFE Index Fund due July 30, 2010
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JUNE 23, 2009
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,985,450
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	June 23, 2009
Original issue date:	June 30, 2009 (5 business days after the pricing date)
Maturity date:	July 30, 2010
Underlying shares:	Shares of the iShares® MSCI EAFE Index Fund
Payment at maturity:
If final share price is greater than initial share price,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final share price is less than or equal to initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	300%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	45.06, which is the initial share price determined on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Valuation date:	July 27, 2010, subject to postponement for certain market disruption events
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$12.85 per PLUS (128.5% of the stated principal amount)
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
CUSIP:	617484183
ISIN:	US6174841832
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$10.00	$0.15	$9.85
Total	$3,985,450	$59,781.75	$3,925,668.25

(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 127 dated June 17, 2009
Prospectus Supplement for PLUS dated December 23, 2008
Prospectus dated December 23, 2008

THE PLUS ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.  FURTHERMORE, THE PLUS WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.